Exhibit 99.1

VIA SEDAR+

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the special meeting of the shareholders of the Company held on April 7, 2026 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

Item Voted Upon	Voting Result

Eldorado Share Issuance Resolution	The ordinary resolution to approve the issuance of common shares in the capital of the Company in connection with a plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) involving the Company, Foran Mining Corporation (“Foran”) and the securityholders of Foran, pursuant to the requirements of the Toronto Stock Exchange and the New York Stock Exchange, was approved by a simple majority of shareholders that voted by ballot.

Votes by Ballot

	For	Against
	125,972,674 (84.21%)	23,629,441 (15.79%)

Yours truly,
ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram
Corporate Secretary